(Check One): ☐ Form 10-K ☐ Form 20-F ☒ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-28191

CUSIP NUMBER 296643109

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Securities and Exchange Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates

Full name of Registrant

not applicable

Former name if applicable

110 East 59th Street

Address of principal executive office (Street and Number)

New York, NY 10022

City, state and zip code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The eSpeed Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates (the “Registrant”) is unable to file is Annual Report on Form 11-K (the “11-K”) for the fiscal year ended December 31, 2006 within the prescribed time without unreasonable effort or expense due to unanticipated delays in the collection and compilation of certain information for preparation of the Registrant’s financial statements and completion of the related audits. The Registrant will file the 11-K on or before the fifteenth calendar day following the prescribed due date.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Frank V. Saracino (Name)	212 (Area Code)	829-4704 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

eSpeed, Inc. Deferral Plan for Employees of Cantor Fitzgerald, L.P. and Its Affiliates

Date: June 29, 2007	By:	/s/ Frank V. Saracino
	Name:	Frank V. Saracino
	Title:	Interim Chief Accounting Officer